# Documents and Reports

February 24, 2014

| Fund Name | Fact Sheet | Semi-Annual Report | Annual Report | Summary Prospectus | Prospectus | SAI | Portfolio Holdings |
|---|---|---|---|---|---|---|---|
| Balanced | PDF 12/31/13 | PDF 12/31/13 | PDF 6/30/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 12/31/13 |
| Dividend Growth | PDF 12/31/13 | PDF 12/31/13 | PDF 6/30/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 12/31/13 |
| Global Dividend Growth | PDF 12/31/13 | PDF 12/31/13 | PDF 6/30/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 12/31/13 |
| Large Cap Growth | PDF 12/31/13 | PDF 12/31/13 | PDF 6/30/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 12/31/13 |
| Mid Cap Growth | PDF 12/31/13 | PDF 12/31/13 | PDF 6/30/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 12/31/13 |
| International Growth | PDF 12/31/13 | PDF 12/31/13 | PDF 6/30/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 12/31/13 |
| Small Cap Growth | PDF 12/31/13 | PDF 12/31/13 | PDF 6/30/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 12/31/13 |
| Developing Markets Growth | PDF 12/31/13 | PDF 12/31/13 | PDF 6/30/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 11/1/13 | PDF 12/31/13 |
| U.S. Government Securities | PDF 12/31/13 | PDF 9/30/13 | PDF 3/31/13 | PDF 8/1/13 | PDF 8/1/13 | PDF 8/1/13 | PDF 12/31/13 |
| Quality Income | PDF 12/31/13 | PDF 9/30/13 | PDF 3/31/13 | PDF 8/1/13 | PDF 8/1/13 | PDF 8/1/13 | PDF 12/31/13 |
| Tax-Free Income | PDF 12/31/13 | PDF 9/30/13 | PDF 3/31/13 | PDF 8/1/13 | PDF 8/1/13 | PDF 8/1/13 | PDF 12/31/13 |
| Minnesota Tax-Free Income | PDF 12/31/13 | PDF 9/30/13 | PDF 3/31/13 | PDF 8/1/13 | PDF 8/1/13 | PDF 8/1/13 | PDF 12/31/13 |

XBRL Documents. The XBRL files are in interactive data format using the eXtensible Business Reporting Language (XBRL). The XBRL files include certain information contained in the Funds' prospectus. The XBRL files may only be viewed with an interactive data viewer. The SEC provides a viewer for XBRL files.

The prospectus contains additional information about the Funds and should be read carefully before investing.

- XBRL Prospectus dated 8/1/2013
  - U.S. Government Securities Fund, Quality Income, Tax-Free Income Fund, and Minnesota Tax-Free Income Fund
- XBRL Prospectus dated 11/1/2013
  - Balanced Fund, Dividend Growth Fund, Global Dividend Growth Fund, Large Cap Growth Fund, Mid Cap Growth Fund, International Growth Fund, Small Cap Growth Fund and Developing Markets Growth Fund

February 24, 2014

# Financial Reports

| Fund(s) | Semi-Annual Report | Annual Report |
|---|---|---|
| • Balanced<br>• Dividend Growth<br>• Global Dividend Growth<br>• Large Cap Growth<br>• Mid Cap Growth<br>• International Growth<br>• Small Cap Growth<br>• Developing Markets Growth |  Stock Funds Semi-Annual Report Sit Mutual Funds 12/31/13 Stock Semi-Annual Report |  Stock Funds Annual Report Sit Mutual Funds 6/30/13 Stock Annual Report |
| • U.S. Government Securities<br>• Quality Income<br>• Tax-Free Income<br>• Minnesota Tax-Free Income |  Bond Funds Semi-Annual Report Sit Mutual Funds 9/30/13 Bond Semi-Annual Report |  Bond Funds Annual Report Sit Mutual Funds 3/31/13 Bond Annual Report |

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